

August 27, 2010

Mr. Shane Cooke
Executive Vice President and Chief Financial Officer
Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland

Re: Elan Corporation, plc
Form 20-F for the year ended December 31, 2009
Filed February 29, 2010
File No. 001-13896

Dear Mr. Cooke:

We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
A. Results of Operations
Research and Development Expenses, page 50

1. For each of your pipeline projects as disclosed on pages 25 and 28 that you deem significant, disclose the following information.

    *   The costs incurred by you during each period presented and to date on the project;
    *   The nature, timing and estimated costs to be incurred by you necessary to complete the project;
    *   The period in which material net cash inflows from significant projects are expected to commence; and

- The risks and uncertainties associated with completing development on schedule and the consequences to your operations, financial position and liquidity, if the project is not completed on a timely basis.

    Include a description of your criteria for deeming a project to be significant. For those pipeline projects that you do not consider significant, summarize the amounts charged to expense for each period by therapeutic category. Also, provide a general estimate of the nature, timing and costs necessary to complete these projects.

Notes to Consolidated Financial Statements
3. Revenue, page 112

2. You disclose that you are responsible for the distribution of Tysabri in the U. S. and that Biogen Idec is responsible for its distribution outside the U. S., while you share with Biogen Idec most of the development and commercialization costs for this product. You also disclose that you record as revenue the net sales of Tysabri in the U. S., while outside the U. S. you record as revenue your share of the profit or loss on Tysabri sales plus your directly incurred expenses on these sales. Please address the following comments:

    - Please explain to us why it is appropriate to include the costs you incur related to Tysabri sales outside the U. S. in your revenue and reference for us the authoritative literature you rely upon to support your accounting. In your response, please address reporting revenue gross as a principal versus net as an agent as stipulated in ASC 605-45-45.
    - Please explain to us why you apparently deem yourself to be the principal for Tysabri sales in the U. S. when for IFRS purposes you appear to share all world-wide revenues for Tysabri with Biogen Idec as disclosed on page 127 of your 2009 Annual Report furnished as an Exhibit to a Form 6-K submitted on March 29, 2010.

18. Equity Method Investment, page 130

3. You disclose that you contributed substantially all of the assets and rights related to your AIP collaboration with Wyeth/Pfizer to Janssen AI, a newly formed subsidiary of Johnson & Johnson, in exchange for a 49.9% equity interest in Janssen AI. You also disclose that you account for your investment in Janssen AI under the equity method and that Johnson & Johnson is obligated to fund the first $500 million of development and commercialization expenses by Janssen AI. Please address the following regarding your application of the equity method of accounting for this arrangement:

    - You disclose that the carrying value of your investment in Janssen AI of $235 million at December 31, 2009 is approximately $100 million below your share of the book value of the net assets of Janssen AI. Please explain to us how this basis difference was generated by separately identifying any basis difference upon the formation of Janssen AI and the subsequent transactions impacting the basis difference since formation. In your response, please explain how your accounting for the basis difference on formation and for any subsequent equity transactions of Janssen AI complies with ASC 323-10-35-13 and ASC 323-10-35-15.

- Please explain why you did not recognize your proportionate share of Janssen AI's net loss for the period. Although Johnson & Johnson may be obligated to fund the first $500 million in development and commercialization costs, it appears that ASC 323-10-35-4 requires your share of the Janssen AI's losses to be based upon your ownership of that entity.

In your response, reference for us the authoritative literature you relied upon to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant